GRYPHON®

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REGULATION CROWDFUNDING · NOW ON HIGHLANDER

The Home Network Security Platform Trusted by Families and Licensed by Industry Leaders.

Gryphon protects every connected device using AI at the router level. 95,000+ routers sold, 1.2M+ devices protected, and software now embedded by Nokia, Adtran and others.

118M+ threats blocked
63% recurring revenue

Invest in Gryphon → | See how it works



$40M	20%	$500	$0.00
Valuation Cap	Discount	Minimum	Raised to Date

…S PROTECTED ★ 118M+ THREATS BLOCKED ★ LICENSED BY NOKIA · ADTRAN & OTHERS ★ PROFITABLE SINCE H2 2025 ★ $8.1M+ RAISED TO DATE THROUGH CROWDFUNDING ★ $12M+ TOTAL RAISED TO DATE ★ 95,000+ RO…

95,000+	1.2M+	118M+	63%
Routers deployed in homes	Connected devices protected	Cyber threats blocked	Revenue from subscriptions & licensing

REASONS TO INVEST

A profitable cybersecurity company with recurring revenue and blue-chip partners.

Real-world deployment

More than 95,000 units are active in homes today, protecting over 1.2 million connected devices from live cyber threats.

Recurring revenue base

Subscriptions and licensing now account for 63% of total revenue — driving higher margins and profitability since H2 2025.

OEM licensing in market

Nokia, Adtran and others have signed agreements to embed Gryphon's software directly into their router platforms.

THE PROBLEM

GRYPHON®

The home network is the



Common breakdowns include

Security and control apps that users can disable

No single view of what is happening across all connections

Guest devices that bypass existing safeguards

Tools that protect individual devices but not the network

Smart TVs, gaming consoles, and IoT devices with no protection

The home network is the least protected part of consumer cybersecurity.

The average household now connects around 17 devices — different makers, different operating systems, all sharing one network. Many can't run security software at all.

✅ Device-level tools react only after traffic has already reached an endpoint.

✅ Apps can be disabled, bypassed, or broken by updates.

✅ Guest devices connect without safeguards, leaving gaps for malware & harmful content.

Back the fix →

THE SOLUTION

One intelligent layer of protection — right where the internet enters the home.

Gryphon secures every connected device through a single unified system. Phones, laptops, TVs, consoles, smart devices and guest connections all pass through the same AI-powered layer — no device-by-device installs.

✅ Protected by 12 issued patents and fully containerized to run on



The platform provides

Network-wide protection for all connected devices, including guest access



Real-time detection of malware, phishing attempts, and harmful sites

Protection that stays in place without relying on device-level software

Content filtering and screen time rules are applied across the entire network

✅ Protected by 12 issued patents and fully containerized to run on virtually any hardware.

✅ HomeBound™ extends the same controls to mobile devices on cellular and public Wi-Fi.

✅ Network-level enforcement that survives app updates and can't be switched off per device.

Invest in Gryphon →

THE EXPERIENCE

Powerful protection, managed from one simple app.

Families get real-time visibility, automatic threat blocking, and parental controls across the entire household — without the complexity of managing security one device at a time.

Join the round →



THE MARKET

A large, under-penetrated slice of a

$500B+ cybersecurity market.

With over 1.5 billion broadband households worldwide, even modest adoption at the network level represents a multi-tens-of-billions-dollar opportunity.


Market
$82B
U.S. cybersecurity spending reached roughly **$82 billion** in 2024
90%
U.S. households subscribe to broadband internet in 2024
96%
96% of U.S. adults use the internet in 2024
17
The average U.S. internet household connects around 17 devices in 2024

A regulatory tailwind at Gryphon's back

Proposed and expanding FCC restrictions on foreign-made routers could push millions of low-cost overseas devices out of U.S. homes — a unique tailwind for trusted, domestically-developed platforms like Gryphon that are already licensed by leading network equipment makers.

Invest Now →

TRACTION

From hardware sales to scalable, recurring revenue.


Traction
95,000+
units deployed
$17M
Over $17M in total sales
118M
threats blocked
63%
of revenue from subscriptions and licensing
1.2M
devices protected
$13M+
raised across prior crowdfunding rounds
23.6%
year-over-year revenue growth (2024)
Licensing agreements including **Nokia and BDI, Motorola Licensee**
2025
Profitable operations in Q3 and Q4 of 2025
GRYPHON

Early consumer sales built a large installed base and live operating data. As customers adopted subscriptions for advanced controls and mobile protection, recurring revenue grew — and the business reached profitability in the second half of 2025.

- **$17M in total sales.**
- **Distribution now expands through partners — scaling without proportional acquisition costs.**
- **$8.1M+ raised from the crowd across prior campaigns.**

Be part of the next phase →

HOW WE MAKE MONEY

Two engines: direct-to-consumer hardware and high-margin software licensing.

The same software that runs on Gryphon's routers now runs inside partner hardware — licensing revenue that scales without the costs of hardware.

GRYPHON®



Direct-to-Consumer

Routers are sold through Gryphon's website and Amazon, priced between $199 and $299.

Monthly subscriptions range from $9.99 to $14.99 for advanced features and HomeBound mobile protection.

Software Licensing

OEM partners pay per-device fees when Gryphon's software is activated on their hardware.

Partners handle manufacturing and distribution.

Gryphon supplies the software, updates, and technical support.


GRYPHON®
Parent
Jesse
John
Premium Protection
# of Malware Blocked
9
Security Status
Threats Detected
PASSPORT Password Manager

INVEST IN GRYPHON ONLINE SAFETY

Own a piece of the platform protecting 1.2 million devices.

Gryphon has live deployments, recurring revenue, and signed licensing agreements with established networking equipment manufacturers. Invest as Gryphon scales its software licensing footprint.

Invest Now →


GRYPHON®
Invest in Gryphon
Online Safety

THE OFFERING

Deal terms & investor bonuses.

Gryphon Online Safety, Inc. is offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which gives investors the right to preferred stock in the Company when and if the Company sponsors an equity offering involving preferred stock, on the standard terms offered to other investors.

★ Stackable bonus discounts on top of the base 20% — rewarding early investors, larger investments, and returning shareholders. See the full breakdown below.

Valuation Cap	$40,000,000
Discount Rate	20%
Type of Security	SAFE
Target Offering	$10,000
Maximum Offering	$1,500,000
Minimum Investment	$500

Complete Your Investment →

Offering Deadline	December 31, 2026

Invest Now →

INVESTMENT INCENTIVES & BONUSES

Earn stackable discount bonuses.

On top of the base 20% discount, investors can earn additional bonuses based on how early and how much they invest. All bonuses are issued after the raise.

Time-Based

The earlier you invest, the bigger the bonus.

Super Early Bird — invest within the first 2 weeks	+7%
Early Bird Bonus — invest within the first 4 weeks	+5%
Last Chance Bonus — invest within the first 6 weeks	+3%

Amount-Based

The more you invest, the bigger the bonus.

Tier 1 — invest $1,000+	+1%
Tier 2 — invest $5,000+	+3%
Tier 3 — invest $10,000+	+5%
Tier 4 — invest $25,000+	+7%

Loyalty Bonus

+10%

Existing Gryphon investors receive an additional bonus on the base discount.

All bonus discounts are issued after the offering completes.

Invest & Lock In Your Bonus →

THE TEAM

Built by the inventors of the mobile hotspot.



John Jun Wu

CEO & Co-Founder

Invented MiFi, the mobile hotspot — named a top tech gadget of 2009. 28 years in wireless networking, senior leadership roles at major



Arup Bhattacharya

CTO & Co-Founder

Led software for MiFi and ran engineering at PortalPlayer, helping build the media chip in multiple iPod generations. 30+ years building



Sanjeev Kumar

Board Member

Former COO of PortalPlayer, which sold to Nvidia for over $350M. Early investor and advisor to Gryphon.

technology companies, and 30 personal patents in networking and IoT.

software platforms for consumer hardware.

Invest in the team →

ASK THE FOUNDERS

Questions for the Gryphon team?

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GRYPHON®

Gryphon protects home internet traffic using AI at the router level — intelligently safeguarding every device connected to the network from a single location.

Why Invest Solution Traction Team Terms FAQ

LEGAL DISCLOSURES

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